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                                                                  EXHIBIT (A)(9)
NEWS RELEASE

Contact:
Trikon Technologies, Inc.
Christopher Dobson
Ph:  44 (0) 1633 414030 (U.K.)
Ph:  (415) 442-1606 (U.S.)
Fx:  44 (0) 1633 414125 (U.K.)
http://www.trikon.com


                              TRIKON TECHNOLOGIES
             ANNOUNCES PROPOSED RESTRUCTURING AND RECAPITALIZATION
                                      AND
                1997 RESULTS AND FIRST QUARTER ESTIMATED RESULTS



NEWPORT, Wales, United Kingdom--April 2, 1998--Trikon Technologies, Inc. (NASDAQ: TRKN) announced today that it intends to pursue a restructuring and recapitalization of its balance sheet. Trikon currently has $86,250,000 of outstanding convertible subordinated notes due 2001 (the ``Notes'') bearing interest at 7-1/8%; $20,000,000 (liquidation preference) of Series G Preferred Stock (the ``Series G''); and approximately 16,000,000 outstanding shares of common stock.

          Under the proposed restructuring, Trikon proposes to promptly commence an exchange offer (the ``Exchange Offer'') for the Notes and Series G pursuant to which:
          (i) holders of the Notes would receive, in exchange for their Notes, their pro-rata share of a new series of preferred stock (the ``New Preferred'') having a face amount and liquidation preference of $30,000,000. The New Preferred


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          would have a dividend rate of 8-1/8% payable semi-annually in cash or, at the option of the Company, additional shares of New Preferred, and, if the Company's common stock trades at a price in excess of $7.00 for a period of 30 consecutive trading days, would be automatically converted into shares of Trikon common stock at a conversion ratio of
          1.4285 shares per share of New Preferred. The New Preferred would be mandatorily redeemable for cash on June 30, 2001;

          (ii) holders of the Notes would also receive, in exchange for their Notes, new shares of Trikon common stock which would represent approximately 54% of Trikon's outstanding common stock (after giving effect to the Exchange Offer); and

          (iii) holders of the Series G would receive, in exchange for their shares of Series G and associated common stock warrants, new shares of Trikon common stock which would represent approximately 16% of Trikon's outstanding com mon stock (after giving effect to the Exchange Offer).

          In connection with and upon consummation of the Exchange Offer, the Com pany would issue new restricted stock to Mr. Christopher Dobson, Trikon's current Chief Executive Officer and Chairman of the Board, which would represent approximately 12% of Trikon's outstanding common stock (after giving effect to the Exchange Offer). These shares


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of restricted stock would vest upon the earlier of five years or the sale of
Trikon and would be subject to Mr. Dobson continuing his relationship with Trikon. These restricted shares, combined with the approximately 4.8 million shares currently owned by Mr. Dobson, would represent approximately 17% of Trikon's outstanding common stock (after giving effect to the Exchange Offer). In addition, under certain circumstances Mr. Dobson would be entitled to a contingent variable interest of up to 3% if Trikon were to have a market valuation of at least $250 million.

          After giving effect to the Exchange Offer and the issuance of the restricted stock to Mr. Dobson, current holders of Trikon's common stock and stock options (including Mr. Dobson's existing 4.8 million shares of common stock but excluding Mr. Dobson's restricted stock) would own approximately 18% of Trikon's outstanding common stock. Trikon currently has approximately 1.9 million employee stock options outstanding at an average exercise price of $1.47. These options would remain in effect. After giving effect to the Exchange Offer (and assuming 100% tenders), Trikon would have no funded debt, and the capitalization of the Company would consist of the New Preferred, approximately 93.5 million shares of outstanding common stock and approximately
1.9 million outstanding employee stock options. Immediately after the Exchange Offer, Trikon said it would effectuate a 2-for-3 reverse stock split. The foregoing share numbers do not give effect to the proposed reverse stock split.

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          Trikon said that it had engaged in negotiations regarding the Exchange
Offer with holders in excess of $50 million of the Notes and a majority of the Series G. Christopher Dobson, Chairman and Chief Executive Officer of Trikon, said: ``A successful restructuring of Trikon's balance sheet will allow the Company to shift its focus to the future. The proposed Exchange Offer will create a debt-free Company which will concentrate on customer satisfaction and service while continuing its history of innovation in the semiconduc tor equipment industry.''

          Trikon said it would formally commence the Exchange Offer as promptly as is practical. The Exchange Offer will be conditional upon at least 90% of the Notes being exchanged and 100% of the Series G and associated warrants being exchanged. Trikon said that in connection with the Exchange Offer that it does not intend to make its April 15, 1998 interest payment on the Notes and all accrued interest would be cancelled at the closing of the Exchange Offer.

                            FISCAL YEAR 1997 RESULTS

          Trikon also announced its estimated results for the fiscal year ended
December 31, 1997.   Trikon estimates that its total revenues for the year ended
December 31, 1997 were approximately $85 million, which includes $29.5 million in license revenues from the sale of non-exclusive, paid-up licenses of the Company's MORI source and

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Forcefill PVD technologies to Applied Materials, Inc.  Trikon reported $42.2
million in total revenues for year ended December 31, 1996.   Trikon expects
that its net loss per share (basic and diluted) for the year ended December 31, 1997 will be between ($6.50) and ($7.00). This compares to a reported net loss per share (basic and diluted) for year ended December 31, 1996 of ($10.03). The loss during the year ended December 31, 1997 includes substantial charges for restructuring and impairment write-downs of certain tangible and intangible assets as a result of the restructuring of the Company, and reflects the costs associated with the closure of the Etch Division operations in Chatsworth, California and the reorganization of the worldwide operations of the Company, partially offset by the revenues realized on the sale of licenses. The loss during the year ended December 31, 1996 includes a charge of approximately $86.0 million for purchased in-process research and development resulting from the acquisition of Electrotech Limited and Electrotech Equipments Limited by the Company in November 1996.

                          FIRST QUARTER 1998 ESTIMATE

          Trikon estimates that for the first quarter of 1998 it will report approximately $18 million in total revenues, including $10 million in license revenues from the sale of a non-exclusive license of its MORI source technology to Lam Research Corporation. This compares to reported total revenues of $12.0 million in the first quarter of 1997. The

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Company expects that as a result of the license revenues it will recognize earnings during the first quarter of 1998. Absent the Lam license, Trikon would report a substantial loss for the first quarter of 1998. Trikon reported a loss of ($11.6 million) during the first quarter of 1997.

          Trikon provides a broad line of advanced manufacturing systems used for three of the major processing steps in the manufacture of a semiconductor device: physical vapor deposition (PVD), chemical vapor deposition (CVD) and etch. Trikon's corporate headquarters and main manufacturing site are located in Newport, South Wales, United Kingdom. Trikon operates worldwide.

     ``Safe Harbor'' Statement Under the Private Securities Litigation Act of 1995: This press release contains certain forward-looking statements, including, but not limited to, Trikon's Exchange Offer, the terms and effect of such Exchange Offer, and estimates. These statements are subject to various risks and uncertainties that could cause results to differ materially, including, but not limited to, opposition to the proposed Exchange Offer by holders of the Notes and the Series G and a significant drop in Trikon's stock price. For other risks attendant to Trikon and the semiconductor manufacturing equipment industry, please see the Company's SEC reports, including, without limitation, its annual report on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.

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          Nothing herein shall constitute a tender offer for any securities of
Trikon. A tender offer for securities of Trikon shall only be made pursuant to a definitive offering circular to be mailed to holders of Notes and the Series G at a later date.

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